

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2018

John A. Hermann, III
Senior Vice President, General Counsel and Corporate Secretary
Novavax, Inc.
20 Firstfield Road
Gaithersburg, MD 20878

      **Re: Novavax, Inc.**
          **Registration Statement on Form S-3**
          **Filed December 29, 2017**
          **File No. 333-222365**

Dear Mr. Hermann:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

                                         Division of Corporation Finance
                                         Office of Healthcare & Insurance

cc: John F. Donnelly, Esq.